Aspen Group Releases 2002 Reserve Reports

OKLAHOMA CITY, Oklahoma May 20, 2003 -- Aspen Group Resources Corporation, (TSX: ASR, OTCBB: ASPGF) (“Aspen” or the “Company”), today announced it has received the independent reserve engineering reports for its US and Canadian assets for the year ended December 31, 2002. The report on the US properties was prepared by Reddy Petroleum Company and audited by Davis Engineering, and the Canadian properties were evaluated by Reliance Engineering Group Ltd.

The reserve data and future estimates presented in the following tables are for Proved Reserves only.  These estimates do not include any value for probable or possible reserves that might exist for Aspen’s properties, or any value that might be attributable to interests in undeveloped acreage beyond those tracts for which reserves have been assigned. All tables are based on SEC Pricing Guidelines.

The following combined proforma table summarizes the two reports and demonstrates Aspen’s overall value of Aspen’s reserves:

Combined US and Canadian Reserves (Estimated)

In US dollars
Reserve Category	Net Oil (Bbls)	Net Gas (Mcf)	Future Net Revenue ($)	Discounted Future Net Revenue ($) @ 10% Discount

Proved Developed	844,237	21,785,106	62,442,250	30,262,165

Proved Developed Non-Producing	7,082	1,462,109	3,784,104	1,248,611

Proved Undeveloped	80,889	7,067,871	18,950,119	11,785,884

Total Proved	932,208	30,315,086	85,176,473	43,296,660

Total reserves for Canadian and US reserves has decreased due to 2002 production and property sales.

Page 2 – Newsrelease

May 20, 2003

Aspen Group Resources Corporation

The following two tables provide detail on the US and Canadian reserves independently:

US Reserves

Reserve values presented in US dollars Reserve Category	Net Oil (Bbls)	Net Gas (Mcf)	Future Net Revenue ($)	Discounted Future Net Revenue ($) @ 10% Discount
Proved Developed Producing	700,237	17,904,106	53,721,250	24,185,065
Proved Developed Non-Producing	4,782	1,143,109	3,017,404	801,011
Proved Undeveloped	80,889	7,067,871	18,950,119	11,785,884
Total Reserves

The US reserve report reflects a decrease in the Proved Developed category due partly to the sale of the Company’s interest in the El Dorado field in Kansas.  In addition, cash flow constrictions caused by losses and low commodity prices during fiscal 2002 reduced the level of drilling and reserve replenishment. The largest single decline is indicated in the Proved Undeveloped category and is due to the exclusion of any undeveloped reserves from the Means Queen Sand Unit in Texas (“Means Queen”).  A preliminary engineering report determined that the Means Queen contained net proved undeveloped reserves of approximately 1.5 million barrels of oils.  However, the Company estimates that it will require an initial capital investment of approximately US$11.8 million to develop this property.  Due to the significant cost associated with development of the Means Queen , Aspen’s management has elected to discount the value of this property and is reporting only the proved developed reserves in this property until such time as it is economically feasible to invest in this project. Therefore, the final reserve report above reflects a significantly lower quantity and value for proved undeveloped reserves due to the exclusion of the Means Queen reserves.

Canadian Reserves

Reserve values presented in US dollars Reserve Category	Net Oil (Bbls)	Net Gas (Mcf)	Future Net Revenue ($)	Discounted Future Net Revenue ($) @ 10% Discount
Proved Developed Producing	144,000	3,881,000	8,721,000	6,077,100
Proved Developed Non-Producing	2,300	319,000	766,700	447,600
Proved Undeveloped	0	0	0	0
Total Reserves	146,300	4,200,000	9,487,700	6,524,700

Page 3 – Newsrelease

May 20, 2003

Aspen Group Resources Corporation

The Canadian reserves reflect a decrease in reserves primarily due to the sale of the Wintering Hills and Matziwin properties, which are located in Alberta.

As an update to the operations in the Sturgeon Lake, Alberta area, the Company reports that the completion of four additional gas zones in existing wells is planned as well as two new drilling locations.  The installation of a new gas processing facility to handle the additional gas continues to move forward.  The gas plant purchase is being finalized, and weather permitting, construction should commence in the summer months.

Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in the Mid Continent Region in the US and Western Canada. Aspen’s shares trade on The Toronto Stock Exchange under the symbol ASR and on the OTCBB under the symbol ASPGF.

Additional information on Aspen Group Resources Corporation is available from:

Kevin O’Connor

Carla Driedger

Corporate Secretary

877-775-8734

403-777-9152

koconnor@asgrc.com

carla.driedger@cmt.net

Or visit the Company’s website at www.asgrc.com